SEC Mail Processing

MAR 2 1 2025

Washington, DC

25003081

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-66274

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: England Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000 Louisiana Street, Suite 6550
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Craig W England	(713) 357-9441	cwengland@englandco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group LLC
(Name – if individual, state last, first, and middle name)

P.O. Box 114	Landenberg	PA	19350-0114
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig W England, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of England Securities, LLC, as of March 18, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GIANNINA TASSARA
Notary Public - State of Florida
Commission # HH521612
Expires on April 28, 2028

Signature: Craig W England

Title:
President

Notary Public

Notarized remotely online using communication technology via Proof.

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Proof[SM]

How to Verify This Transaction

Every Proof transaction is recorded and saved for a minimum of five years. Whether you receive an electronic or printed paper copy of a Proof document, you can access details of the transaction and verify its authenticity with the information below.

To get started, visit verify.proof.com and enter this information:

Access ID:	2PJYBED8
Access PIN:	RH6XWG

For more information on how to verify Proof transactions, please visit: support.proof.com

ENGLAND SECURITIES, LLC

FINANCIAL STATEMENTS
FOR THE TWELVE MONTHS ENDING DECEMBER 31, 2024
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

England Securities, LLC
Financial Statements and
Report of Independent Registered Public Accounting Firm
December 31, 2024

Contents

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of ENGLAND SECURITIES, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ENGLAND SECURITIES, LLC, as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of ENGLAND SECURITIES, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ENGLAND SECURITIES, LLC's management. Our responsibility is to express an opinion on ENGLAND SECURITIES, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ENGLAND SECURITIES, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as ENGLAND SECURITIES, LLC's auditor since 2015.
Landenberg, Pennsylvania
March 17, 2025

England Securities, LLC
Statement of Financial Condition
December 31, 2024

Assets	
Cash and Cash Equivalents	$ 256,633
Accounts Receivable, net of allowance for credit losses	52,184
Accrued & Other Receivables	13,209
Total Receivables	65,393
Deposits	10,922
Prepaid Expenses	128,554
Furniture, Equipment and Leasehold Improvements	35,156
Deferred Tax Asset	293,269
Non-Marketable Securities	60,200
Other Assets	46,667
Total Assets	$ 896,794
Liabilities and Member's Equity	
Accrued Compensation and Benefits	$ 44,077
Accounts Payable and Accrued Expenses	22,985
Total Liabilities	67,062
Member's Equity	829,732
Total Liabilities and Member's Equity	$ 896,794

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization
England Securities, LLC (the "Company") was organized for the purpose of engaging in investment banking and related activities. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of England & Company, LLC ("E&C").

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Property and Equipment - Property and equipment are stated at cost net of $79,962 accumulated depreciation. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets that range from 3 to 10 years. Depreciation and Amortization for the year ended December 31, 2024 was $30,791.

Use of Estimates - The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Revenue Recognition - The Company's Investment Banking Revenues are earned from advisory engagements related to merger & acquisition advisory, private debt and equity placements, and other strategic initiatives of our clients. The Company's engagement letters with its clients are generally cancelable with 30 days or less notice and are expected to last no longer than 12 months. Our compensation in such agreements typically includes periodic advisory fees (paid either upfront or monthly over the life of an engagement), as well as a transaction fee upon completion of the underlying transaction.

The Company recognizes revenues from providing advisory services as our obligations are fulfilled and collection is reasonably assured. A portion of our advisory revenues are recognized over time; however, the majority of our advisory revenues are recognized at a point in time. Certain advisory fees relate to specific activities (i.e., review of financial models and preparation of marketing materials), while other advisory services are provided on an ongoing basis which, for example, may include evaluating and selecting one of multiple strategies. During such engagements, we recognize revenue relating to specific activities as the activities are completed. For ongoing advice, our clients are continuously benefitting from our counsel and our recognition of advisory fees matches the transfer of such benefits. However, the recognition of transaction fees is constrained until substantially all services have been provided, specified conditions have been met, and it is probable that a revenue reversal will not occur in a future period.

Advisory fees specified in our engagement letters are recognized as services are performed. The Company records deferred revenues when it receives fees from clients that have not yet been earned. As of December 31, 2023, the Company had deferred recognition of $145,000 of such revenue, all of which was recognized over the twelve months ending December 31, 2024.

Income Taxes - The Company is included in the consolidated tax return of E&C. We calculate the provision for income taxes by using a "separate return" method. Under this method, we are assumed to file a separate return with the tax authority, thereby reporting our taxable income or loss and paying the applicable tax to or receiving the appropriate refund from E&C. Our current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. We provide deferred taxes on temporary differences and on any carryforwards that we could claim on our hypothetical return and assess the need for a valuation allowance on the basis of our projected separate return results.

Accounts Receivable - The accompanying statement of financial condition presents trade accounts receivable balances net of allowance for credit losses based on the Company's assessment of the collectability of customer accounts. The Company maintains an allowance for credit losses that, in management's opinion, provides for an adequate reserve to cover its current expectation of future losses as of the reporting date. Management closely monitors outstanding accounts receivable and charges to expense any balances that are determined to be uncollectible. The allowance for credit losses accounts was $25,000 as of December 31, 2023 and $30,000 as of December 31, 2024. As of December 31, 2023 and December 31, 2024, respectively, the Company had gross trade accounts receivable of $92,647 and $82,184.

Non-Marketable Securities - Non-marketable securities consist of equity investments in privately held companies and public securities which are restricted. The privately held company securities do not have readily determinable fair values. Under the measurement alternative election, the Company accounts for these privately held company securities at cost and adjusts for observable price changes in orderly transactions for the identical or similar investments of the same issuer or upon impairment. The measurement alternative election is reassessed each reporting period to determine whether the non-marketable securities continue to be eligible for this election. The Company periodically evaluates its non-marketable securities for impairment when events and circumstances indicate that the carrying amount of the investment may not be recovered. Impairment indicators may include, but are not limited to, a significant deterioration in earnings performance, credit rating, asset quality or business outlook or a significant adverse change in the regulatory, economic, or technological environment. The Company had non-marketable securities of $273,802 as of December 31, 2023 and $60,200 as of December 31, 2024.

Cash and Cash Equivalents - The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. The Company's cash equivalents are invested in U.S. Treasury instruments. The Company had cash equivalents of $2,224,572 as of December 31, 2023 and $160,535 as of December 31, 2024.

Note 3 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking, merger & acquisition advisory, and other corporate finance advisory. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 11), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (see Note 2). The Company derived 62% of its total revenues from three external customers in 2024.

Note 4 – Leases

The Company has one office lease which has lease terms expiring in November 2025, and one office lease that is on a month-to-month basis. In accordance with ASU 2016-02, the Company has elected not to recognize right of use assets and lease liabilities for leases with a term of 12 months or less. Instead, the Company will recognize lease expense for such leases generally on a straight-line basis over the term. The weighted average remaining lease term is 0.9 years (11 months).

Future minimum lease payments under the office leases are as follows:

FY 2025	$ 122,453
FY 2026	-
FY 2027	-
	122,453
Less: discount to present value	0-
Total	$ 122,453

Note 5 – Income Taxes

The provision (benefit) for income taxes for the year ending December 31, 2024 consists of the following:

	Current Taxes (Benefit)	Deferred Tax (Benefit)	Total Provision (Benefit)
Federal	$ 10,562	$ (191,792)	$ (181,230)
State	(361)	(101,477)	(101,838)
Total	$ 10,201	$ (293,269)	$ (283,068)

All tax years since January 1, 2022 are open to tax examination by authorities.

Note 6 – Retirement Plan

The Company sponsors a safe harbor 401(k) plan for the benefit of its employees. The plan covers substantially all employees and it provides the employees with the opportunity to make contributions to the plan on a tax deferred basis. The Company elected to contribute $140,825 during the year ended December 31, 2024.

Note 7 – Related Party Transactions

During the year, the Company made payments to E&C totaling $444,263 for access to a research service database, the use of facilities, and other services that are utilized by the Company and other affiliates of E&C. The total costs for these services are allocated among the E&C's subsidiaries in accordance with an expense sharing agreement. In addition, in the normal course of business and for administrative convenience, the Company advances payment of certain operating expenses on behalf of affiliated entities of the Company. During the year, the Company advanced $27,576 in such affiliate expense payments. The Company had a related party loan and receivables of $384,042 as of December 31, 2023 and $0 as of December 31, 2024.

Note 8 – Investments

The Company's investments are held in U.S. Treasury instruments. Securities are classified as held-to-maturity ("HTM"), and management has the intent and ability to hold until maturity. The purchase premiums and discounts for HTM securities are recognized in interest income over the contractual life of the security using the effective yield method. The Company held U.S. Treasury securities of $238,858 as of December 31, 2023 and $0 as of December 31, 2024.

Note 9 – Accrued Revenue

The Company accrues revenue for providing advisory services as our obligations are fulfilled but not yet billed as of December 31, 2024. As of December 31, 2023 and December 31, 2024, respectively, the Company had accrued revenue of $112,686 and $0.

Note 10 – Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2024, the Company had net capital of $184,944 which was in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.36 to 1.

The Company does not carry the accounts of its customers, and accordingly, is exempt from SEC Rule 15c3-3.

Note 11 – Subsequent Events

Effective January 1, 2025 the Company transferred all employees to the parent company England & Company, LLC for payroll processing. Management has evaluated subsequent events through March 17, 2025, the date on which the financial statements were available to be issued.